Exhibit 99.1

KE Holdings Inc. Announces First Quarter 2025 Unaudited Financial Results

BEIJING, China, May 15, 2025 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Business and Financial Highlights for the First Quarter 2025

•	Gross transaction value (GTV)[1] was RMB843.7 billion (US$116.3 billion), an increase of 34.0% year-over-year. GTV of existing home transactions was RMB580.3 billion (US$80.0 billion), an increase of 28.1% year-over-year. GTV of new home transactions was RMB232.2 billion (US$32.0 billion), an increase of 53.0% year-over-year.

•	Net revenues were RMB23.3 billion (US$3.2 billion), an increase of 42.4% year-over-year.

•	Net income was RMB855 million (US$118 million), an increase of 97.9% year-over-year. Adjusted net income[2] was RMB1,393 million (US$192 million), relatively flat year-over-year.

•	Number of stores was 56,849 as of March 31, 2025, a 28.6% increase from one year ago. Number of active stores[3] was 55,210 as of March 31, 2025, a 29.6% increase from one year ago.

•	Number of agents was 550,290 as of March 31, 2025, a 24.3% increase from one year ago. Number of active agents[4] was 490,862 as of March 31, 2025, a 23.0% increase from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 42,593 as of March 31, 2024.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 399,159 as of March 31, 2024.

•	Mobile monthly active users (MAU)[5] averaged 44.5 million in the first quarter of 2025, compared to 47.7 million in the same period of 2024.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “Building on the stable market performance and the continued effectiveness of our growth strategy, our business maintained strong growth in the first quarter, with our total transaction value increasing by 34.0% year-over-year and net revenues rising by 42.4%. Our housing transaction services continue to significantly outperform the market. Our platform continually empowers more industry partners, with the numbers of active stores and agents increasing notably by 29.6% and 23.0% year-over-year, respectively, and with improvements in both agent and store efficiency. Our home renovation and furnishing services saw steady revenue growth, achieving a record high in contribution margin, with initial progress in improving customer experience and operational efficiency. The home rental services managed over 500,000 units by the end of the first quarter, with ongoing improvements in operational capabilities. We are also advancing our AI applications, deploying multiple intelligent tools on both the C-end and B-end, enhancing customer experience and boosting service efficiency.”

“Looking ahead, we are confident in the long-term development of our Company under the ‘One Body, Three Wings’ strategy and will continue to invest firmly in AI applications. At the same time, we will be more prudent in other types of investments this year, focusing on the return on investment to strengthen the foundation for safe operations and ensure that shareholders who support the Company’s long-term vision can benefit from our sustainable development,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In the first quarter, the market performance was very stable, continuing the positive impact resulting from the policies implemented in September last year. National new home sales remained relatively flat year-over-year in the first quarter, better than the substantial year-over-year decline in the same period last year, and the existing home market remained at a high level in activity.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

For performance in the first quarter, our net revenues reached RMB23.3 billion, up 42.4% year-over-year. Net revenues from existing home transaction services reached RMB6.9 billion in Q1, up 20.0% year-over-year. Net revenues from new home transaction services reached RMB8.1 billion in Q1, up 64.2% year-over-year. Net revenues from non-housing transaction services grew by 46.2% year-over-year, accounted for 35.9% of total net revenues. Among these, net revenues from home rental services reached a record high of RMB5.1 billion, up 93.8% year-over-year. Our operational efficiency further improved. The operating expenses in the first quarter were RMB4.2 billion, down 31.3% quarter-over-quarter. The profitability also improved. The net income in the first quarter reached RMB855 million, up 97.9% year-on-year. The adjusted net income reached RMB1,393 million.

With robust cash reserves, we continued to reward our shareholders who have grown with us. In the first quarter, we allocated approximately US$139 million to share repurchases, and the repurchased shares accounted for approximately 0.6% of the Company’s total issued shares at the end of 2024.

We will continue to support long-term business development by fully backing our ‘One Body, Three Wings’ strategic initiatives and actively exploring the AI technology.”

First Quarter 2025 Financial Results

Net Revenues

Net revenues increased by 42.4% to RMB23.3 billion (US$3.2 billion) in the first quarter of 2025 from RMB16.4 billion in the same period of 2024, primarily attributable to the increase of total GTV and the expansion of home rental business. Total GTV increased by 34.0% to RMB843.7 billion (US$116.3 billion) in the first quarter of 2025 from RMB629.9 billion in the same period of 2024, primarily attributable to the sustained growth of existing home transaction market and the Company’s enhanced capabilities in market coverage.

•	Net revenues from existing home transaction services were RMB6.9 billion (US$0.9 billion) in the first quarter of 2025, increased by 20.0% from RMB5.7 billion in the same period of 2024. GTV of existing home transactions increased by 28.1% to RMB580.3 billion (US$80.0 billion) in the first quarter of 2025 from RMB453.2 billion in the same period of 2024. The higher growth rate in GTV compared to net revenues in existing home transaction services was primarily attributable to a) a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis, and b) a lower proportion of GTV from existing home rental transaction services as of total existing home transaction services, which has a higher commission rate than existing home sales transaction services.

Among that, (i) commission revenue was RMB5.6 billion (US$0.8 billion) in the first quarter of 2025, increased by 20.5% from RMB4.6 billion in the same period of 2024, primarily attributable to the increase of GTV of existing home transactions served by Lianjia stores of 23.6% to RMB221.4 billion (US$30.5 billion) in the first quarter of 2025 from RMB179.2 billion in the same period of 2024; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform increased by 17.6% to RMB1.3 billion (US$0.2 billion) in the first quarter of 2025 from RMB1.1 billion in the same period of 2024, mainly due to an increase of GTV of existing home transactions served by connected agents on the Company’s platform of 31.0% to RMB358.9 billion (US$49.5 billion) in the first quarter of 2025 from RMB274.0 billion in the same period of 2024, partially offset by incentive-based reductions in platform service and franchise service fees for connected stores.

•	Net revenues from new home transaction services increased by 64.2% to RMB8.1 billion (US$1.1 billion) in the first quarter of 2025 from RMB4.9 billion in the same period of 2024, primarily due to the increase of GTV of new home transactions of 53.0% to RMB232.2 billion (US$32.0 billion) in the first quarter of 2025 from RMB151.8 billion in the same period of 2024. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 58.3% to RMB192.0 billion (US$26.5 billion) in the first quarter of 2025 from RMB121.3 billion in the same period of 2024, and the GTV of new home transactions served by Lianjia brand increased by 32.1% to RMB40.3 billion (US$5.5 billion) in the first quarter of 2025 from RMB30.5 billion in the same period of 2024.

•	Net revenues from home renovation and furnishing increased by 22.3% to RMB2.9 billion (US$0.4 billion) in the first quarter of 2025 from RMB2.4 billion in the same period of 2024, primarily attributable to the increase in home renovation orders referred by home transaction services.

•	Net revenues from home rental services increased by 93.8% to RMB5.1 billion (US$0.7 billion) in the first quarter of 2025 from RMB2.6 billion in the same period of 2024, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB350 million (US$48 million) in the first quarter of 2025, compared to RMB700 million in the same period of 2024.

Cost of Revenues

Total cost of revenues increased by 51.0% to RMB18.5 billion (US$2.6 billion) in the first quarter of 2025 from RMB12.3 billion in the same period of 2024.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 66.6% to RMB5.7 billion (US$0.8 billion) in the first quarter of 2025, from RMB3.4 billion in the same period of 2024, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation increased by 33.1% to RMB4.8 billion (US$0.7 billion) in the first quarter of 2025 from RMB3.6 billion in the same period of 2024, primarily due to an increase in the net revenues from existing and new home transactions derived from transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 18.8% to RMB2.0 billion (US$0.3 billion) in the first quarter of 2025 from RMB1.7 billion in the same period of 2024, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 91.3% to RMB4.7 billion (US$0.7 billion) in the first quarter of 2025 from RMB2.5 billion in the same period of 2024, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores increased by 4.6% to RMB717 million (US$99 million) in the first quarter of 2025 from RMB685 million in the same period of 2024, primarily attributable to the increased number of Lianjia stores.

•	Other costs. The Company’s other costs increased to RMB0.5 billion (US$0.1 billion) in the first quarter of 2025 from RMB0.4 billion in the same period of 2024, mainly due to the increased tax and surcharges in line with the increased net revenues and an increase in provision and funding costs of financial services.

Gross Profit

Gross profit increased by 17.0% to RMB4.8 billion (US$0.7 billion) in the first quarter of 2025 from RMB4.1 billion in the same period of 2024. Gross margin decreased to 20.7% in the first quarter of 2025 from 25.2% in the same period of 2024, primarily due to a) a lower proportion of net revenues from existing home transaction services with a relatively higher contribution margin than other revenues streams, and b) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services.

Income from Operations

Total operating expenses were RMB4.2 billion (US$0.6 billion) in the first quarter of 2025, compared to RMB4.1 billion in the same period of 2024.

•	General and administrative expenses were RMB1.9 billion (US$0.3 billion) in the first quarter of 2025, compared with RMB2.0 billion in the same period of 2024, mainly due to the decrease in share-based compensation expenses.

•	Sales and marketing expenses increased by 9.2% to RMB1.8 billion (US$0.2 billion) in the first quarter of 2025 from RMB1.6 billion in the same period of 2024, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business.

•	Research and development expenses increased by 24.9% to RMB584 million (US$80 million) in the first quarter of 2025 from RMB467 million in the same period of 2024, primarily due to the increased headcount of research and development personnel and the increased technical service costs.

Income from operations was RMB591 million (US$81million) in the first quarter of 2025, compared to RMB12 million in the same period of 2024. Operating margin was 2.5% in the first quarter of 2025, compared to 0.1% in the same period of 2024, primarily due to the improved operating leverage, compared to the same period of 2024.

Adjusted income from operations6 was RMB1,148 million (US$158 million) in the first quarter of 2025, compared to RMB960 million in the same period of 2024. Adjusted operating margin7 was 4.9% in the first quarter of 2025, compared to 5.9% in the same period of 2024. Adjusted EBITDA8 was RMB1,842 million (US$254 million) in the first quarter of 2025, compared to RMB1,666 million in the same period of 2024.

Net Income

Net income was RMB855 million (US$118 million) in the first quarter of 2025, compared to RMB432 million in the same period of 2024.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Adjusted net income was RMB1,393 million (US$192 million) in the first quarter of 2025, relatively flat compared to RMB1,392 million in the same period of 2024.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB856 million (US$118 million) in the first quarter of 2025, compared to RMB432 million in the same period of 2024.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,393 million (US$192 million) in the first quarter of 2025, compared to RMB1,392 million in the same period of 2024.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.76 (US$0.10) and RMB0.73 (US$0.10) in the first quarter of 2025, respectively, compared to RMB0.38 and RMB0.37 in the same period of 2024, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.24 (US$0.17) and RMB1.19 (US$0.16) in the first quarter of 2025, respectively, compared to RMB1.21 and RMB1.18 in the same period of 2024, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of March 31, 2025, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB54.8 billion (US$7.6 billion).

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of the Company at the next annual general meeting to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 14, 2024. As of March 31, 2025, the Company in aggregate has purchased approximately 116.6 million ADSs (representing approximately 349.9 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$1,764.8 million under this share repurchase program since its launch.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, May 15, 2025 (8:00 P.M. Beijing/Hong Kong Time on Thursday, May 15, 2025) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10046740-j8h7g6.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10046741-h6g53.html

A replay of the conference call will be accessible through May 22, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10046740
Replay PIN (Chinese simultaneous interpretation line):	10046741

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,442,965	12,772,700	1,760,125
Restricted cash	8,858,449	10,145,685	1,398,113
Short-term investments	41,317,700	31,876,941	4,392,760
Financing receivables, net of allowance for credit losses of RMB147,330 and RMB162,302 as of December 31, 2024 and March 31, 2025, respectively	2,835,527	2,073,051	285,674
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,636,163 and RMB1,643,867 as of December 31, 2024 and March 31, 2025, respectively	5,497,989	5,139,299	708,214
Amounts due from and prepayments to related parties	379,218	390,196	53,770
Loan receivables from related parties	18,797	194,086	26,746
Prepayments, receivables and other assets	6,252,700	7,573,610	1,043,672
Total current assets	76,603,345	70,165,568	9,669,074
Non-current assets
Property, plant and equipment, net	2,400,211	2,427,395	334,504
Right-of-use assets	23,366,879	23,536,212	3,243,377
Long-term investments, net	23,790,106	27,618,510	3,805,932
Intangible assets, net	857,635	823,140	113,432
Goodwill	4,777,420	4,777,420	658,346
Long-term loan receivables from related parties	131,410	19,360	2,668
Other non-current assets	1,222,277	1,244,856	171,546
Total non-current assets	56,545,938	60,446,893	8,329,805
TOTAL ASSETS	133,149,283	130,612,461	17,998,879

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	9,492,629	7,868,788	1,084,348
Amounts due to related parties	391,446	427,753	58,946
Employee compensation and welfare payable	8,414,472	5,226,229	720,194
Customer deposits payable	6,078,623	7,452,000	1,026,913
Income taxes payable	1,028,735	823,746	113,515
Short-term borrowings	288,280	182,010	25,082
Lease liabilities current portion	13,729,701	13,579,265	1,871,273
Contract liabilities and deferred revenue	6,051,867	6,583,215	907,191
Accrued expenses and other current liabilities	7,268,505	10,618,658	1,463,290
Total current liabilities	52,744,258	52,761,664	7,270,752
Non-current liabilities
Deferred tax liabilities	317,697	317,697	43,780
Lease liabilities non-current portion	8,636,770	8,579,296	1,182,259
Other non-current liabilities	2,563	2,465	340
Total non-current liabilities	8,957,030	8,899,458	1,226,379
TOTAL LIABILITIES	61,701,288	61,661,122	8,497,131

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; 3,477,710,889 Class A ordinary shares issued and 3,346,161,732 Class A ordinary shares outstanding(1) as of March 31, 2025; and 145,413,446 and 144,042,476 Class B ordinary shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	461	460	63
Treasury shares	(949,410)	(462,581)	(63,745)
Additional paid-in capital	72,460,562	68,618,103	9,455,827
Statutory reserves	926,972	926,972	127,740
Accumulated other comprehensive income	609,112	616,892	85,010
Accumulated deficit	(1,723,881)	(868,114)	(119,629)
Total KE Holdings Inc. shareholders' equity	71,323,816	68,831,732	9,485,266
Non-controlling interests	124,179	119,607	16,482
TOTAL SHAREHOLDERS' EQUITY	71,447,995	68,951,339	9,501,748
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,149,283	130,612,461	17,998,879

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Net revenues
Existing home transaction services	5,727,030	6,870,407	946,767
New home transaction services	4,916,515	8,074,995	1,112,764
Home renovation and furnishing	2,408,848	2,945,443	405,893
Home rental services	2,625,203	5,087,776	701,114
Emerging and other services	699,718	349,726	48,194
Total net revenues	16,377,314	23,328,347	3,214,732
Cost of revenues
Commission-split	(3,418,179)	(5,693,140)	(784,536)
Commission and compensation-internal	(3,620,949)	(4,818,277)	(663,976)
Cost of home renovation and furnishing	(1,671,718)	(1,985,956)	(273,672)
Cost of home rental services	(2,480,497)	(4,746,056)	(654,024)
Cost related to stores	(685,047)	(716,809)	(98,779)
Others	(378,838)	(547,217)	(75,408)
Total cost of revenues(1)	(12,255,228)	(18,507,455)	(2,550,395)
Gross profit	4,122,086	4,820,892	664,337
Operating expenses
Sales and marketing expenses(1)	(1,623,737)	(1,772,957)	(244,320)
General and administrative expenses(1)	(2,019,195)	(1,873,760)	(258,211)
Research and development expenses(1)	(467,300)	(583,610)	(80,424)
Total operating expenses	(4,110,232)	(4,230,327)	(582,955)
Income from operations	11,854	590,565	81,382
Interest income, net	309,675	268,568	37,010
Share of results of equity investees	(4,086)	7,345	1,012
Fair value changes in investments, net	7,765	110,486	15,225
Impairment loss for equity investments accounted for using measurement alternative	(6,147)	-	-
Foreign currency exchange loss	(17,748)	(39,633)	(5,462)
Other income, net	537,638	445,447	61,384
Income before income tax expense	838,951	1,382,778	190,551
Income tax expense	(406,829)	(527,455)	(72,685)
Net income	432,122	855,323	117,866

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	(348)	444	61
Net income attributable to KE Holdings Inc.	431,774	855,767	117,927
Net income attributable to KE Holdings Inc.’s ordinary shareholders	431,774	855,767	117,927

Net income	432,122	855,323	117,866
Currency translation adjustments	36,335	(23,695)	(3,265)
Unrealized gains on available-for-sale investments, net of reclassification	25,331	31,475	4,337
Total comprehensive income	493,788	863,103	118,938
Comprehensive loss (income) attributable to non-controlling interests shareholders	(348)	444	61
Comprehensive income attributable to KE Holdings Inc.	493,440	863,547	118,999
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	493,440	863,547	118,999

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	3,439,606,429	3,362,716,016	3,362,716,016
—Diluted	3,541,861,506	3,522,002,071	3,522,002,071

Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,146,535,476	1,120,905,339	1,120,905,339
—Diluted	1,180,620,502	1,174,000,690	1,174,000,690

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.13	0.25	0.03
—Diluted	0.12	0.24	0.03

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.38	0.76	0.10
—Diluted	0.37	0.73	0.10

(1) Includes share-based compensation expenses as follows:
Cost of revenues	124,433	109,558	15,097
Sales and marketing expenses	47,303	45,295	6,242
General and administrative expenses	577,134	331,203	45,641
Research and development expenses	44,510	41,113	5,666

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Income from operations	11,854	590,565	81,382
Share-based compensation expenses	793,380	527,169	72,646
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	154,293	29,883	4,118
Adjusted income from operations	959,527	1,147,617	158,146

Net income	432,122	855,323	117,866
Share-based compensation expenses	793,380	527,169	72,646
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	154,293	29,883	4,118
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	13,191	(13,084)	(1,803)
Impairment of investments	6,147	-	-
Tax effects on non-GAAP adjustments	(6,916)	(6,494)	(895)
Adjusted net income	1,392,217	1,392,797	191,932

Net income	432,122	855,323	117,866
Income tax expense	406,829	527,455	72,685
Share-based compensation expenses	793,380	527,169	72,646
Amortization of intangible assets	158,506	35,171	4,847
Depreciation of property, plant and equipment	165,169	178,254	24,564
Interest income, net	(309,675)	(268,568)	(37,010)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	13,191	(13,084)	(1,803)
Impairment of investments	6,147	-	-
Adjusted EBITDA	1,665,669	1,841,720	253,795

Net income attributable to KE Holdings Inc.’s ordinary shareholders	431,774	855,767	117,927
Share-based compensation expenses	793,380	527,169	72,646
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	154,293	29,883	4,118
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	13,191	(13,084)	(1,803)
Impairment of investments	6,147	-	-
Tax effects on non-GAAP adjustments	(6,916)	(6,494)	(895)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,391,862	1,393,234	191,992

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,146,535,476	1,120,905,339	1,120,905,339
—Diluted	1,180,620,502	1,174,000,690	1,174,000,690

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,146,535,476	1,120,905,339	1,120,905,339
—Diluted	1,180,620,502	1,174,000,690	1,174,000,690

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.38	0.76	0.10
—Diluted	0.37	0.73	0.10

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.83	0.48	0.07
—Diluted	0.81	0.46	0.06

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.21	1.24	0.17
—Diluted	1.18	1.19	0.16

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Net cash used in operating activities	(2,108,532)	(3,965,271)	(546,429)
Net cash provided by investing activities	1,290,426	6,285,669	866,188
Net cash provided by (used in) financing activities	(252,538)	261,073	35,977
Effect of exchange rate change on cash, cash equivalents and restricted cash	(3,505)	35,500	4,892
Net increase (decrease) in cash and cash equivalents and restricted cash	(1,074,149)	2,616,971	360,628
Cash, cash equivalents and restricted cash at the beginning of the period	25,857,461	20,301,414	2,797,610
Cash, cash equivalents and restricted cash at the end of the period	24,783,312	22,918,385	3,158,238

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Existing home transaction services
Net revenues	5,727,030	6,870,407	946,767
Commission and compensation	(3,180,925)	(4,252,291)	(585,981)
Contribution	2,546,105	2,618,116	360,786
New home transaction services
Net revenues	4,916,515	8,074,995	1,112,764
Commission and compensation	(3,821,103)	(6,185,772)	(852,422)
Contribution	1,095,412	1,889,223	260,342
Home renovation and furnishing
Net revenues	2,408,848	2,945,443	405,893
Material costs, commission and compensation	(1,671,718)	(1,985,956)	(273,672)
Contribution	737,130	959,487	132,221
Home rental services
Net revenues	2,625,203	5,087,776	701,114
Property leasing costs, commission and compensation	(2,480,497)	(4,746,056)	(654,024)
Contribution	144,706	341,720	47,090
Emerging and other services
Net revenues	699,718	349,726	48,194
Commission and compensation	(37,100)	(73,354)	(10,109)
Contribution	662,618	276,372	38,085

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE (Continued)

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Reconciliation of profit
Cost related to stores	(685,047)	(716,809)	(98,779)
Other costs	(378,838)	(547,217)	(75,408)
Amounts not allocated to segment:
Sales and marketing expenses	(1,623,737)	(1,772,957)	(244,320)
General and administrative expenses	(2,019,195)	(1,873,760)	(258,211)
Research and development expenses	(467,300)	(583,610)	(80,424)
Total operating expenses	(4,110,232)	(4,230,327)	(582,955)
Income from operations	11,854	590,565	81,382